[COMPANY LOGO]
April 18, 2006
Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Stanley-Martin Communities, LLC Amendment No. 2 to Form S-4 Filed April 13, 2006 Registration No. 333-130488
Dear Ms. Long:
          This letter is in response to your comment letter dated April 17, 2006. We have set forth each of your comments followed by the company’s response.
Management’s Discussion and Analysis
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
1.	We note your response to comment 1 from our letter dated April 11, 2006, including your analysis of changes in Other Income, net. We have the following comments:
•	We assume that the costs you paid to cover building defect claims of your homebuyers while you pursued your claims against subcontractors were reflected in your statements of operations as part of your cost of sales at the time these costs were probable and reasonably estimable. Please confirm our assumption.
We confirm that these costs were reflected in the statement of operations as part of costs of sales at the time these costs were probable and reasonably estimable. These costs were incurred prior to 2003 and therefore are not discussed in the MD&A.
•	Please tell us how you determined that it was appropriate to classify the recovery of these costs as Other Income, net, and the accounting guidance that you relied upon in determining this classification. It does not appear to us that the recovery of claims against your subcontractors meets the criteria for classification as non- operating income under Article 5-03(b)(7) of Regulation S-X.
These recoveries were placed in Other Income, net because they were recovered in a different period than the period in which they were incurred. We understand that it is the staffs view that a recovery of costs of this sort should be placed in the same line item in which the original cost was reflected and agree that if we incur items of this sort in the future we will reflect them in the manner indicated by the staff. Inasmuch as the recovery in this instance was approximately $825,000 in a year in which the company reported operating income of approximately $21.7 million, we believe that the current presentation does not materially affect the presentation of operating income or gross margins and accordingly does not require an amendment to the current presentation.
•	Please quantify for us and disclose in an appropriate place in your filing any similar cost recoveries that you are currently pursuing, and your accounting policy for such recoveries.
     We confirm that we are not currently pursuing any similar cost recoveries.
          To the extent that you have any questions regarding the responses contained in this letter, please do not hesitate to contact Jeffrey E. Jordan at 202-857-6473, Steven A. Cohen at 202-775-5742 or Patricio E. Garavito at 202-828-3453.
Sincerely,
/s/ Stuart M. Ginsberg
Stuart M. Ginsberg
Vice President and General Counsel
cc:     Jeffrey E. Jordan, Esq.